Mail Stop 4561							December  17, 2008


Jonathan Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.
460 West 34th Street, 10th Floor
New York, New York 10001

      Re:	Map Financial Group, Inc.
      Amendment Number 3 to Registration Statement on Form S-1
      Filed December 12, 2008
		File No. 333-153726

Dear Mr. Malamud:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form S-1
Accounts Receivable, Loss History, Credit Quality and Aging of receivables, page 36
1. Please revise to include an aging table as of your most recent balance sheet date. Also, please provide us with an aging table as of July 31, 2008. In your aging table, please provide the amount of receivables greater than 180 days, if applicable. If you have any receivables greater than 180 days, please tell us why you believe they are still collectible.
2. Please tell us why you believe your accounting policy of not writing off receivables that are older than 120 days until all collection efforts have failed is considered in accordance with generally accepted accounting principles.
3. As a related matter, please explain to us why you would not write-off receivables at 180 days past due which appears to be a common industry practice of other companies operating in your industry regardless of jurisdiction of operation, collection challenges and other unique operating conditions, etc.
4. Please revise to disclose your collection process and when you make the determination that all collection efforts have failed, including the maximum number of days you would continue attempting to collect before you would deem the amount uncollectible leading to a write-off of the balance.
5. Please revise to disclose how the current negative environmental conditions have impacted your business.
6. In your response to comment 3 of our letter dated December 11, 2008, you state you have recently hired personnel dedicated to collections. Please tell us if your collections have improved since hiring the personnel and if so, quantify how your collections have improved since the hiring. Please also tell us the date you hired the dedicated personnel.
7. In your response to comment 3 of our letter dated December 11, 2008, you state you have taken aggressive legal pursuit of claims against past-due debtors. Please explain to us and revise your filing to state at what point you pursue legal claims against past-due debtors and quantify how your collections have improved from this process.

Financial Statements
8. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X and include a current consent of the independent accountant in any amendment.


*		*		*		*		*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Babette Cooper, Staff Accountant at
(202)551-
3396 or John Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202)551-
3434
with any other questions.

      					Sincerely,



      					Michael R. Clampitt
      Staff Attorney


cc:	By fax (516) 887-8250
	Michael Sufott
	David Lubin & Associates, PLLC